ORCA CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets		
Cash and cash equivalents	$	33,133
Accounts receivable		3,289
Prepaid expenses		2,860
Property & Equipment, Net		26,320
Deposits		4,729
Total Assets	$	70,331

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts payable	$	7,393
Accrued liabilities		2,660
Total Liabilities		10,053
Member's Capital		
Member's capital		762,000
Accumulated Loss		(701,722)
Total Member's Capital		60,278
Total Liabilities and Member's Capital	$	70,331

See accompanying notes.